CONNER & WINTERS                                                           C & W
--------------------------------------------------------------------------------
ATTORNEYS & COUNSELORS AT LAW                                      J. RYAN SACRA

Conner & Winters, LLP                                        Direct 918-586-8528
3700 First Place Tower O  15 East Fifth Street                  Fax 918-586-8628
Tulsa, Oklahoma  74103-4344                                     rsacra@cwlaw.com
918-586-5711



                                 August 3, 2005


Michele Gohlke
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:         PALWEB CORPORATION
                        FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2004

Dear Ms. Gohlke:

     In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your May 11, 2005 letter to Robert H. Nelson of Greystone Logistics, Inc. (formerly Palweb Corporation, in its filings through April 14, 2005) (the "Company"). To facilitate your review of our responses, we have restated each of your comments followed by our response. In addition, the response to each of the comments is numbered to correspond to those numbers used in your letter.

FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2004
-------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS - PAGE F-5
------------------------------------------------

COMMENT NO. 1:
--------------

     WE NOTE YOUR RESPONSE TO COMMENT 4. IN ACCORDANCE WITH PARAGRAPH 17(C) OF SFAS 95, THE PROPERTY PLANT AND EQUIPMENT AND OTHER ASSETS THAT ARE ACQUIRED IN A BUSINESS COMBINATION SHOULD BE REFLECTED SEPARATELY, AND IN TOTAL, IN ONE LINE ITEM UNDER CASH FLOWS FROM INVESTING

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August 3, 2005
Page 2

ACTIVITIES. IN FUTURE FILINGS, REVISE YOUR CASH FLOW STATEMENT TO REFLECT THE CASH PAID FOR THE ACQUISITION TO INCLUDE ONLY THE $3.75 MILLION RELATED TO THE PROPERTY AND EQUIPMENT AND THE $.45 MILLION RELATED TO THE INVENTORY PURCHASED TO PRESENT THE TOTAL CASH OUTFLOWS OF $4.2 MILLION FOR THE ACQUISITION OF GREYSTONE PLASTICS AS AN INVESTING ACTIVITY.

     The Company will revise its future filings in accordance with your comment.

NOTE 14. ACQUISITION - PAGE F-17
--------------------------------

COMMENT NO. 2:
--------------

     WE NOTE YOUR RESPONSE TO COMMENT 6. IT APPEARS FROM YOUR RESPONSE THAT ONE OF THE PURPOSES OF THE ACQUISITION WAS TO ACQUIRE THE "POSITIVE CASH FLOW THAT WAS ALREADY BEING GENERATED FROM THE SALE OF PALLETS AT THE TIME OF YOUR PURCHASE OF GREYSTONE PLASTICS." BASED ON YOUR DISCLOSURES, IT APPEARS THAT THE PURCHASE PRICE OF GREYSTONE PLASTICS WAS DETERMINED AT LEAST IN PART BASED ON PROJECTIONS OF FUTURE CASH FLOWS AND/OR REVENUES, WHICH WOULD HAVE BEEN GENERATED FROM THE SOLE CUSTOMER, MILLER BREWING. HOWEVER, YOU ALSO STATE THAT YOU DO NOT BELIEVE THIS SOLE CUSTOMER RELATIONSHIP CARRIES "ANY MEANINGFUL VALUE SEPARATE AND APART FROM THE ASSETS AND MANAGEMENT OF PLASTICS." PLEASE CLARIFY FOR US WHY YOU BELIEVE THAT THIS RELATIONSHIP DOES NOT CARRY ANY MEANINGFUL VALUE APART FROM THE ASSETS AND MANAGEMENT OF PLASTICS.

     In retrospect, the Company's previous comments were principally related to the value of the customer list. The Company does not consider the customer list to possess separate value because the customer list consists of the name of one customer and cannot be sold, leased or exchanged. With respect to the projected cash flows from sales to Miller Brewing, see the Company's response to your Comment No. 3 below.

COMMENT NO. 3:
--------------

     FURTHER, WE NOTED YOUR DISCUSSION THAT THE ARRANGEMENT WITH MILLER BREWING WAS LIMITED TO A PURCHASE ORDER WHICH WAS CANCELABLE UPON PROPER NOTICE. PARAGRAPHS 8 AND 10 OF EITF 02-17, AS WELL AS EXAMPLE 3 OF EITF 02-17 INDICATE THAT "CONTRACTUAL" RIGHTS DESCRIBED IN SFAS 141 INCLUDES PURCHASE ORDERS AND/OR SALES ORDERS AND SHOULD THEREFORE BE CONSIDERED USING THE CRITERION OUTLINED IN PARAGRAPHS A19 AND A20 OF SFAS 141. PLEASE NOTE THAT SFAS 141 REQUIRES AN INTANGIBLE ASSET BE RECORDED APART FROM GOODWILL IF EITHER THE CONTRACTUAL-LEGAL CRITERIA OR THE SEPARABILITY CRITERIA ARE MET. BASED ON THIS GUIDANCE, TELL US WHY YOU CONCLUDED THAT THE CUSTOMER RELATIONSHIP ASSETS SHOULD NOT HAVE BEEN RECOGNIZED APART FROM GOODWILL.

     Upon further examination of the standards and guidance outlined in your Comment No. 3, the Company agrees that it should have recorded the Miller Brewing purchase order as an intangible asset apart from goodwill. Because the purchase order's market value is not readily ascertainable, the Company determined that the only suitable approach of valuing the purchase order was the income method. However, the Company remains concerned with the concept of

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August 3, 2005
Page 3

the amortization of the present value of estimated cash flows from the Miller Brewing purchase order because of the impact of such amortization on future earnings resulting from the acquisition of the assets of Greystone Plastics.

     Nevertheless, using the income method, the Company valued the Miller Brewing purchase order based upon the projected cash flows from estimated sales to Miller Brewing over a ten-year period discounted at the Company's cost of capital, which resulted in a value attributable to the purchase order of $2,855,000. The Company then amortized this intangible asset value using a unit-of-production basis, which resulted in an amortized cost of approximately $416,000 and $554,000 for the Company's fiscal years ended May 31, 2004 and 2005, respectively.

     We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.


                                                Yours very truly,

                                                /s/ J. Ryan Sacra

                                                J. Ryan Sacra

cc:  Greystone Logistics, Inc.
     Robert H. Nelson